Exhibit 99.1

Obsidian Energy Announces Increase to Syndicated Credit Facility, Results of Viking Drilling and Update on Alberta Wildfires

CALGARY, May 31, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces an increase to our syndicated credit facility and provides an update on both the results of our first half 2023 Viking drilling program and the expected impact of Alberta wildfires on production and funds flow from operations.

With the addition of the Industrial and Commercial Bank of China (Canada) to our banking syndicate, the Company is pleased to announce an increase to our syndicated credit facility to $240 million from $200 million, successfully completing our near-term objective of enhancing our liquidity and providing more flexibility for our return of capital strategy. The revolving period and maturity dates under the syndicated credit facility remain unchanged at May 31, 2024, and May 31, 2025, respectively.

As of May 29, 2023, all 11 (11.0 net) Viking wells drilled during our first half 2023 development program are on stream. The wells are still in the process of cleaning up and are currently producing at a total rate of 1,832 boe/d (85 percent oil). Additionally, Obsidian Energy commissioned the new 13-16 battery in the Viking area as part of our 2023 capital program to allow for continued growth in the expanded and delineated western region of the play.

We are pleased to advise that 1,000 boe/d of the 1,750 boe/d of production impacted due to Alberta wildfires has been brought back online. The remaining 750 boe/d is expected to be on production by the end of this week. With all production impacted by the wildfires occurring in the quarter, we expect our average production to be reduced by approximately 2,100 boe/d for the second quarter of 2023, and 525 boe/d for 2023 on an annualized basis, with a corresponding reduction in funds flow from operations of approximately $6.0 million. We continue to monitor commodity prices given the recent volatility and are reviewing our plans for the remainder of the year, including the optimization of our second half capital program.

RBC GLOBAL ENERGY, POWER AND INFRASTRUCTURE CONFERENCE

Obsidian Energy will be participating in the RBC Global Energy, Power and Infrastructure Conference from June 6th to 7th, 2023 at the InterContinental New York Times Square in New York, NY. Stephen Loukas, President and CEO will be participating in a breakout session on Wednesday, June 7, 2023, at 2:40 p.m. ET/ 12:40 p.m. MT.

ANNUAL AND SPECIAL MEETING

The Company’s Annual and Special Meeting (the “Meeting”) is scheduled for Monday, June 12, 2023, at 9:00 am (MT) at the offices of Obsidian Energy, Suite 200, 207 – 9 Avenue SW, Calgary, Alberta. Access to the Meeting will, subject to Company’s by-laws, be limited to essential personnel, registered shareholders and proxyholders entitled to attend and vote at the Meeting as well as invited guests.

In association with the Meeting, our President and CEO, Stephen Loukas and other members of management will host a webcast presentation after the formal portion of the meeting at 10:00 am MT (12:00 pm ET) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation should connect at least five minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)
Toronto:	1-416-915-3239
Calgary:	1-403-351-0324

A question-and-answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and the Presentation will be available for replay on our website, www.obsidianenergy.com

Additional information about the Meeting can be found on our website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: when we expected certain production to be brought back online; our expectations regarding the impact that the wildfires will have on overall average production and funds flow from operations; our expectations at our Viking location; that we will continue to monitor commodity prices given the recent volatility and are reviewing our plans for the remainder of the year, including the optimization of our second half capital program; when our Meeting and Presentation will take place and that we will participate in the RBC Global Energy, Power and Infrastructure Conference.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: our ability to bring production back online; that there has been no damage to key assets and infrastructure; that we are able to monitor the situation by getting accurate and timely information; that we will be able to meet our production guidance projections going forward; that the new battery in the Viking area will assist in continued growth in the expanded and delineated western region of the play; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wildfires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to conduct an investigation to better understand the situation; and our ability to obtain equipment and staffing in a timely manner to carry out plans and the costs thereof.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that there is damage to the Company’s key assets and infrastructure; that production will be shut-in longer than expected or have to be shut-in again as wildfires return; that overall average production and funds flow from operations impact is larger than anticipated; whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2023 capital plans in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; and unanticipated operating events or environmental events outside these wildfires that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wildfires and flooding in other areas). Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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